As filed with the Securities and Exchange Commission on March 9, 2018

Registration No. 333-219619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4
to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GCI Liberty, Inc.

(Exact name of registrant as specified in its charter)

Alaska (State or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	92-0072737 (I.R.S. Employer Identification No.)

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard N. Baer

Chief Legal Officer
GCI Liberty, Inc.
 12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven D. Miller, Esq. Jeffrey R. Kesselman, Esq. Sherman & Howard L.L.C. 633 Seventeenth Street Suite 3000 Denver, Colorado 80202 (303) 297-2900	Richard N. Baer, Esq. Chief Legal Officer GCI Liberty, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5900	Renee L. Wilm, Esq. Beverly B. Reyes, Esq. Brittany A. Uthoff, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after the conditions to completion of the applicable transactions described in the enclosed document have been satisfied or waived, as applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-219619

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to Form S-4 amends the Registration Statement on Form S-4 of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Registrant”) (Registration No. 333-219619), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 28, 2017.

On March 8, 2018, at 4:21 p.m., New York City time, the Registrant effected the automatic conversion of its common stock in accordance with its amended and restated articles of incorporation.  As a result, each outstanding share of the Registrant’s former Class A-1 common stock, no par value, and former Class B-1 common stock, no par value, was converted into (i) 0.63 of a share of the Registrant’s Class A common stock, no par value (“GLIBA”), and (ii) 0.2 of a share of the Registrant’s Series A Cumulative Redeemable Preferred Stock.

At 4:01 p.m. New York City time, today, Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), the current parent company of the Registrant, will effect a redemption (the “Redemption”), pursuant to which (a) each outstanding share of its Series A Liberty Ventures common stock, par value $0.01 (“LVNTA”), will be redeemed for one share of GLIBA, with no shares of LVNTA remaining outstanding, and (b) each outstanding share of its Series B Liberty Ventures common stock, par value $0.01 (“LVNTB”), will be redeemed for one share of the Registrant’s Class B common stock, no par value, with no shares of LVNTB remaining outstanding.  Immediately following the Redemption, the Registrant will be separated from Liberty Interactive, and Liberty Interactive will cease to have an equity interest in the Registrant.

This Post-Effective Amendment No. 4 is being filed for the purpose of (i) replacing Exhibit 8.1: Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters, previously filed with the Registration Statement, with a final, executed version of Exhibit 8.1, (ii) replacing Exhibit 24.1 with a new Power of Attorney beginning on page II-4, (iii) filing a new Exhibit 99.5:  Form of Letter of Transmittal for holders of GCI Liberty, Inc.’s former Class A common stock and former Class A-1 common stock, (iv) filing a new Exhibit 99.6:  Form of Letter of Transmittal for holders of GCI Liberty, Inc.’s former Class B common stock and former Class B-1 common stock, (v) filing a new Exhibit 99.7:  Form of Letter of Transmittal for holders of Liberty Interactive Corporation’s Series A Liberty Ventures common stock, (vi) filing a new Exhibit 99.8:  Form of Letter of Transmittal for holders of Liberty Interactive Corporation’s Series B Liberty Ventures common stock and (vii) updating Item 21 of Part II of the Registration Statement.  The Registration Statement is hereby amended, as appropriate, to reflect the foregoing.

Item 21. Exhibits and Financial Statement Schedules

2.1

Agreement and Plan of Reorganization, dated as of April 4, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

2.2

Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

2.3

Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (included as Annex C to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.1

Amended and Restated Articles of Incorporation of GCI Liberty, Inc. (incorporated by reference to Exhibit 3.1 to GCI Liberty, Inc.’s Registration Statement on Form 8-A, filed with the SEC on March 8, 2018 (File No. 001-38385)).

3.2

Amended and Restated Bylaws of General Communication, Inc., effective as of August 21, 2017 (filed as Exhibit 3.1 to General Communication, Inc.’s Current Report on Form 8-K (SEC File No. 000-15279) filed with the SEC on August 23, 2017 and incorporated herein by reference).

4.1	Specimen Certificate for shares of Class A-1 Common Stock of the Registrant.*

4.2	Specimen Certificate for shares of Class B-1 Common Stock of the Registrant.*

4.3	Specimen Certificate for shares of Class A Common Stock of the Registrant.*

4.4	Specimen Certificate for shares of Class B Common Stock of the Registrant.*

4.5	Specimen Certificate for shares of Series A Cumulative Redeemable Preferred Stock of the Registrant.*

5.1	Opinion of Stoel Rives LLP as to the legality of the securities being registered.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

8.2	Opinion of Sherman & Howard L.L.C. regarding certain tax matters.*

10.1

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (included as Annex F to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.2

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John W. Stanton and Theresa E. Gillespie (included as Annex G to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.3

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., Ronald A. Duncan and Dani Bowman (included as Annex H to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.4	Form of GCI Liberty, Inc. Transitional Stock Adjustment Plan.*

10.5	Form of GCI Liberty, Inc. 2018 Omnibus Incentive Plan.*

10.6

Form of Indemnification Agreement by and among Liberty Interactive Corporation, Liberty Interactive LLC, GCI Liberty, Inc. and LV Bridge, LLC (filed as Exhibit 10.2 to Liberty Interactive Corporation’s Current Report on Form 8-K (SEC File No. 001-33982) filed with the SEC on November 9, 2017 (the “8-K”) and incorporated herein by reference).

10.7	Form of Tax Sharing Agreement by and among Liberty Interactive Corporation and GCI Liberty, Inc. (filed as Exhibit 10.3 to the 8-K and incorporated herein by reference).

10.8	Forms of Aircraft Time Sharing Agreements.*

10.9	Form of Facilities Sharing Agreement by and among GCI Liberty, Inc., Liberty Media Corporation and Liberty Property Holdings, Inc.*

10.10	Form of Services Agreement by and between Liberty Media Corporation and GCI Liberty, Inc.*

12.1	Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings.*

21.1	List of Subsidiaries.*

23.1	Consent of Stoel Rives LLP (included in Exhibit 5.1).*

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 8.1).

23.3	Consent of Sherman & Howard L.L.C. (included in Exhibit 8.2).*

23.4	Consent of Grant Thornton LLP (with respect to financial statements of General Communication, Inc.).*

23.5	Consent of KPMG LLP (with respect to financial statements of Liberty Interactive Corporation).*

23.6	Consent of KPMG LLP (with respect to financial statements of Liberty Broadband Corporation).*

23.7

Consent of KPMG LLP (with respect to the combined balance sheets of Liberty Interactive Corporation’s and Liberty Interactive LLC’s entire equity interests in Liberty Broadband Corporation, Charter Communications, Inc., FTD Companies, Inc. and LendingTree, Inc., together with the Evite, Inc. operating business and certain other assets and liabilities).*

23.8	Consent of Deloitte & Touche LLP (with respect to financial statements of FTD Companies, Inc.).*

24.1	Power of Attorney (included beginning on page II-4).

99.1	Consent of Lazard Frères & Co. LLC.*

99.2

Executive and Director Compensation, extracted from the 2017 annual proxy statements on Schedule 14A of each of Liberty Media Corporation and Liberty Interactive Corporation, filed with the SEC on April 20, 2017.*

99.3	Proxy Card of General Communication, Inc.*

99.4

Proxy Card of Liberty Interactive Corporation (included in the definitive proxy statement of Liberty Interactive Corporation on Schedule 14A filed with the SEC on December 29, 2017 and incorporated herein by reference).

99.5	Form of Letter of Transmittal for holders of GCI Liberty, Inc.’s former Class A common stock and former Class A-1 common stock.

99.6	Form of Letter of Transmittal for holders of GCI Liberty, Inc.’s former Class B common stock and former Class B-1 common stock.

99.7	Form of Letter of Transmittal for holders of Liberty Interactive Corporation’s Series A Liberty Ventures common stock.

99.8	Form of Letter of Transmittal for holders of Liberty Interactive Corporation’s Series B Liberty Ventures common stock.

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Englewood, Colorado, on March 9, 2018.

GCI Liberty, Inc.

By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

POWER OF ATTORNEY

Each person whose signature appears below appoints each of Craig Troyer, Pamela L. Coe and Katherine C. Jewell as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) of the type contemplated by Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ John C. Malone	Chairman of the Board and Director	March 9, 2018
John C. Malone

/s/ Gregory B. Maffei	Director, Chief Executive Officer and President (Principal Executive Officer)	March 9, 2018
Gregory B. Maffei

/s/ Mark D. Carleton	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 9, 2018
Mark D. Carleton

/s/ Ronald A. Duncan	Director	March 9, 2018
Ronald A. Duncan

/s/ Gregg L. Engles	Director	March 9, 2018
Gregg L. Engles

/s/ Donne F. Fisher	Director	March 9, 2018
Donne F. Fisher

Name	Title	Date

/s/ Richard R. Green	Director	March 9, 2018
Richard R. Green

/s/ Sue Ann Hamilton	Director	March 9, 2018
Sue Ann Hamilton